Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 14, 2022

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Intimation

This is to inform you that that the Company will be participating in the Fireside Chat hosted at IIFL’s 13th Enterprising India Global Investors’ Conference on Monday, 14th February, 2022.

Erez Israeli, Company's Chief Executive Officer will present at the Fireside Chat session at 05:00PM IST.

This is for your information and record.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance officer